Exhibit 8.1

Subsidiaries

Legal Name	Place of Incorporation	Doing Business As	Ownership %[1]
Lan Cargo S.A.	Chile	Lan Chile Cargo	99.85%
Aircraft International Leasing Limited	Bahamas	AILL	99.98%
Transporte Aéreo S.A.	Chile	LanExpress	99.9%
Seagull Leasing LLC	Delaware, USA	Seagull	100%
South Florida Air Cargo	Florida, USA	Southflorida	100%
Bluebird Leasing LLC	Delaware, USA	Bluebird	100%
Lan Logistics Corp.	Delaware, USA	Lanlogistics	100%
Lan Cargo Overseas Services Limited	Bahamas	Lan Cargo Overseas	100%
Lan Perú S.A.	Peru	Lan Perú	49%
Inversiones Lan S.A.	Chile	Inverlan	99.7%
Inmobiliaria Aeronáutica S.A.	Chile	Inmobiliaria Aeronáutica	99.01%

[1]	Ownership percentage of direct owner of each significant subsidiary of Lan Airlines S.A.